UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 34)*

Century Properties Fund XIX, LP

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

None

(CUSIP Number)

John Bezzant

Executive Vice President

Apartment Investment and Management Company

80 International Drive, Suite 130

Greenville, South Carolina 29615

Telephone: (864) 239-1000

with a copy to:

Paul J. Nozick

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309

(404) 881-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Not Applicable

1.	NAME OF REPORTING PERSON: AIMCO PROPERTIES, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1275721
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 60,711.66 Units
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 60,711.66 Units
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,711.66 Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 68.04%
14.	TYPE OF REPORTING PERSON PN

CUSIP No.	Not Applicable

1.	NAME OF REPORTING PERSON: AIMCO-GP, INC. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 60,711.66 Units
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 60,711.66 Units
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,711.66 Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 68.04%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	Not Applicable

1.	NAME OF REPORTING PERSON: APARTMENT INVESTMENT AND MANAGEMENT COMPANY I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1259577
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 60,711.66 Units
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 60,711.66 Units
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,711.66 Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 68.04%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	Not Applicable

1.	NAME OF REPORTING PERSON: AIMCO IPLP, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 30,120.66 Units
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 30,120.66 Units
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,120.66 Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 33.76%
14.	TYPE OF REPORTING PERSON PN

CUSIP No.	Not Applicable

1.	NAME OF REPORTING PERSON: AIMCO/IPT, INC. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 30,220.66 Units
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 30,220.66 Units
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,220.66 Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 33.87%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	Not Applicable

1.	NAME OF REPORTING PERSON: IPLP ACQUISITIONS I, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 4,892 Units
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 4,892 Units
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,892 Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 5.48%
14.	TYPE OF REPORTING PERSON OO

Introductory Note

This Amendment No. 34 (this “Amendment”) is filed with respect to the issuer, Century Properties Fund XIX, LP, a Delaware limited partnership (the “Partnership”), by AIMCO Properties, L.P. (“AIMCO Properties”), AIMCO-GP, Inc. (“AIMCO-GP”), Apartment Investment and Management Company (“AIMCO”), AIMCO IPLP, L.P. (“AIMCO IPLP”), AIMCO/IPT, INC. (“AIMCO/IPT”) and IPLP Acquisitions I, L.L.C. (“IPLP Acquisition” and, together with AIMCO Properties, AIMCO-GP, AIMCO, AIMCO IPLP and AIMCO/IPT, the “Reporting Persons”).

Item 4.	Purpose of Transaction

On February 28, 2013, Century Properties Fund XIX, LP, a Delaware limited partnership (the “Partnership”), entered into an agreement and plan of merger (the “Merger Agreement”) with AIMCO Properties and AIMCO CPF XIX Merger Sub LLC, a Delaware limited liability company of which AIMCO Properties is the sole member (the “Merger Subsidiary”), pursuant to which the Merger Subsidiary will be merged with and into the Partnership, with the Partnership as the surviving entity.

In the merger, each unit of limited partnership interest (each, a “Unit”) of the Partnership outstanding immediately prior to the consummation of the merger (other than Units held by limited partners who perfect their appraisal rights pursuant to the Merger Agreement) will be converted into the right to receive either (i) $364.65 in cash or (ii) a number of partnership common units of AIMCO Properties calculated by dividing $364.65 by the average closing price of Apartment Investment and Management Company common stock, as reported on the New York Stock Exchange, over the ten consecutive trading days ending on the second trading day immediately prior to the effective time of the merger. In the merger, AIMCO Properties’ membership interest in the Merger Subsidiary will be converted into Units of the Partnership. As a result, after the merger, AIMCO Properties will be the sole limited partner of the Partnership and will own all outstanding Units.

Completion of the merger is subject to certain conditions, including approval by a majority in interest of the limited partners holding Units. As of February 27, 2013, there were issued and outstanding 89,233 Units, and AIMCO Properties and its affiliates owned 60,711.66 of those Units, or approximately 68.04% of the number of Units outstanding. Approximately 25,228.66 of the Units owned by an affiliate of AIMCO Properties are subject to a voting restriction, which requires the Units to be voted in proportion to the votes cast with respect to Units not subject to this voting restriction. AIMCO Properties and its affiliates have indicated that they will vote all of their Units that are not subject to this restriction, approximately 35,483 Units or approximately 39.76% of the outstanding Units, in favor of the Merger Agreement and the merger. As a result, affiliates of AIMCO Properties will vote a total of approximately 49,469 Limited Partnership Units, or approximately 55.44% of the outstanding Units in favor of the Merger Agreement and the merger. AIMCO Properties and its affiliates have indicated that they intend to take action by written consent to approve the merger.

The Merger Agreement may be terminated, and the merger may be abandoned, at any time prior to consummation of the merger by the Partnership, AIMCO Properties or the Merger Subsidiary for any reason, and there is no assurance that the merger will be consummated.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) The information in lines 7 through 11 and 13 of each Reporting Person’s cover page is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

The following are filed herewith as Exhibits to this Statement:

Exhibit 7.1	Agreement of Joint Filing, dated August 29, 2008 (incorporated by reference to Exhibit 7.1 to Amendment No. 30 to the Reporting Persons’ Schedule 13D, dated August 29, 2008).

Exhibit 7.2	Agreement and Plan of Merger, dated February 28, 2013, by and among Century Properties Fund XIX, LP, AIMCO Properties, L.P. and AIMCO CPF XIX Merger Sub LLC (incorporated by reference to Exhibit 10.1 to Century Properties Fund XIX, LP’s Current Report on Form 8-K, dated February 28, 2013).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2013

AIMCO PROPERTIES, L.P.

By: AIMCO-GP, INC. its General Partner

AIMCO-GP, INC.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

AIMCO IPLP, L.P.

By: AIMCO/IPT, INC. its General Partner

AIMCO/IPT, INC.

IPLP ACQUISITIONS I, L.L.C.

By:	/s/ John Bezzant
Name: John Bezzant
Title: Executive Vice President